UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68991

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 04/01/2025 (MM/DD/YY) AND ENDING 03/31/2026 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: OLDFIELD CAPITAL GROUP LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

330 SEVENTH AVENUE, 10TH FLOOR, SUITE 1003
(No. and Street)

NEW YORK	NY	10001
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Hasnain Naveed	212-668-8700	hnaveed@acisecure.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

MBP Global LLP
(Name – if individual, state last, first, and middle name)

7 Penn Plaza, Suite 830	New York	NY	10001
(Address)	(City)	(State)	(Zip Code)

October 20, 2003	653
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>Hisham S. Sobhy</u>, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>Oldfield Capital Group LLC</u>, as of <u>March 31</u>, 2 <u>026</u>, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: <u>*HISHAM SOBHY*</u>

Title: <u>Chief Executive Officer</u>

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

OLDFIELD CAPITAL GROUP, LLC

Financial Statements

and Supplemental Schedules
With

Report of Independent Registered Public Accounting Firm

and Exemption Report
With

Report of Independent Registered Public Accounting Firm

For the Year Ended March 31, 2026

OLDFIELD CAPITAL GROUP, LLC
FOR THE YEAR ENDED MARCH 31, 2026

Table of Contents



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Oldfield Capital Group LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Oldfield Capital Group LLC (the "Company") as of March 31, 2026, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and the schedule (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2026, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph – Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 2 to the financial statements, the Company is dependent on its owner to fund its operations as the Company has not generated sufficient revenue as of March 31, 2026 and lack financial resources it needs to sustain operations for a reasonable period of time, which is considered to be one year from the issuance date of the financial statements. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that may result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information contained in page 10 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the

NEW YORK • LOS ANGELES

NEW YORK OFFICE Seven Penn Plaza, Suite 830, New York, New York 10001   TEL 212.279.7900 FAX 212.279.7901   mbpgloballlc.com
Affiliate of Marcum Asia CPAs LLP | Members of AICPA, NYSSCPA and CalCPA | PCAOB Registered

supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information contained in page 10 is fairly stated, in all material respects, in relation to the financial statements as a whole.

MBP GLOBAL LLP

MBP Global LLP

We have served as the Company's auditor since 2011.

New York, NY

May 19, 2026

STATEMENT OF FINANCIAL CONDITION
AS OF MARCH 31, 2026

ASSETS:		
Cash	$	15,690
Prepaid expenses		5,685
TOTAL ASSETS	$	21,375
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES:		
Accounts payable and accrued expenses	$	543
TOTAL LIABILITIES		543
COMMITMENTS AND CONTINGENCIES (Note 4)		
MEMBER'S EQUITY		20,832
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	21,375

See accompanying notes to financial statements

OLDFIELD CAPITAL GROUP, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED MARCH 31, 2026

REVENUE:	$	-
OPERATING EXPENSES:		
Professional fees		19,893
Regulatory fees		3,402
Rent		2,333
Office and other expenses		4,216
TOTAL OPERATING EXPENSES		29,844
NET LOSS	$	(29,844)

OLDFIELD CAPITAL GROUP, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED MARCH 31, 2026

MEMBER'S EQUITY, MARCH 31, 2025	$	25,676
Capital contributions		25,000
Net loss		(29,844)
MEMBER'S EQUITY, MARCH 31, 2026	$	20,832

OLDFIELD CAPITAL GROUP, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED MARCH 31, 2026

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(29,844)
Adjustments to reconcile net loss to net cash		
used in operating activities:		
(Increase) decrease in operating assets:		
Prepaid expenses		(2,713)
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses		81
Net cash used in operating activities		(32,476)
CASH FLOWS FROM INVESTING ACTIVITIES		-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital contribution		25,000
Net cash provided by financing activities		25,000
NET DECREASE IN CASH		(7,476)
CASH AT BEGINNING OF THE YEAR		23,166
CASH AT THE END OF THE YEAR	$	15,690

See accompanying notes to financial statements

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS:

Oldfield Capital Group, LLC (the "Company") was organized on June 30, 2011 as a New Jersey limited liability company for the purpose of providing investment advisory services, including private placement of securities, financial valuation and modeling, financial structuring and strategic consulting. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of both the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investors Protection Corporation ("SIPC").

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification.

Use of Estimates
The preparation of financial statements and related disclosures in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reporting period. Accordingly, actual results could differ from those estimates and such differences could be material.

Income Taxes
The Company is a limited liability company that is sole owned and taxed as a sole proprietorship. The taxable income or loss of the Company is reported on the sole member's individual income tax return. Accordingly, no provisions for federal or state income taxes has been reflected in the accompanying financial statements. The Company is subject to New York City unincorporated business tax. As of March 31, 2026 the Company did not have any tax liability.

The Company accounts for uncertainties in income taxes under the provisions of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) ("Topic") 740-10-05, "Accounting for Uncertainty in Income Taxes." The Topic clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. The Topic prescribes a recognition threshold and measurement attitude for the financial statement recognition and measurement of as tax position taken or expected to be taken in a tax return. The Topic provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. At March 31, 2026, the Company had no material unrecognized tax benefits.

Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company is currently dependent on its owner to fund its ongoing operations as the Company has not yet generated sufficient revenue. The owner intends to provide additional financing through direct contributions of capital until positive cash flows are generated. The owner is not contractually obligated to continue to provide support.

Property and Equipment
Property and equipment were previously stated at cost less accumulated depreciation. Depreciation was computed using straight-line and accelerated methods over estimated useful lives of five years. The company's assets are fully depreciated.

Depreciation for the 12 month ended March 31, 2026 was $0.

Revenue and Expense Recognition
Effective December 15, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). ASC Topic 606 requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Revenue and Expense Recognition (Continued)

The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Significant Judgment

Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Receivables and Contract Balances

Receivables arise when the Company has an unconditional right to receive payment under a contract with subscribing Broker Dealer and are reversed when the cash is received. The receivable balances as of March 31, 2026 were $0.

Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (i.e., unbilled receivable) and are reversed when either it becomes a receivable or the cash is received. Contract assets are reported in the statement of financial condition. As of March 31, 2026, contract asset balances were $0.

Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contract and are reversed when the revenue associated with the contract is recognized when the performance obligation is satisfied. As of March 31, 2026, there were no contract liabilities.

NOTE 3 – CONCENTRATIONS OF CREDIT RISK:

Cash

The Company maintains principally all cash balances in one financial institution which, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation. The exposure to the Company is solely dependent upon daily bank balances and the strength of the financial institution. The Company has not incurred any losses on this account. At March 31, 2026, the amount in excess of insured limits was $0.

Revenues

During the year ended March 31, 2026, there was no revenue.

NOTE 4 – COMMITMENTS AND CONTINGENCIES:

The Company currently leases office space on a quarterly basis at the rate of $1,000 per quarter. During the year ended March 31, 2026, the Company received a rent credit of $1,667. Rent expense for the year ended March 31, 2026 amounted to $2,333.

NOTE 5 – NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 12.5 to 1, in the first year of membership and 15 to 1, thereafter. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At March 31, 2026, the Company had net capital of $15,147 which was $10,147 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.0358 to 1.

NOTE 6 – RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS:

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of GAAP recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the period ended March 31, 2026, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

NOTE 7 – EXEMPTION FROM RULE 15c3-3:

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934. The Company does not hold customers' cash or securities and, therefore, has no obligations under the Rule 15c3-3.

NOTE 8 - SEGMENT REPORTING

The Company follows ASC 280, Segment Reporting (including adoption of ASU 2023-07), which requires companies to disclose segment data based on how management makes decisions about allocating resources to segments and evaluating performance.

The Company conducts its business activities and reports financial results as a single reportable segment, brokerage services segment. Using the management approach, qualitative and quantitative criteria established by ASC 280, the Company is considered to be a single reportable segment.

The Company's Chief Operating Decision Maker ("CODM") is the Company's Chief Executive Officer. The CODM makes decisions about allocating resources and assessing performance in a manner consistent with the way the Company operates its business and presents their financial results. The nature of business and accounting policies of the brokerage services segment are the same as described in the organization and nature of business and summary of significant accounting policies. The measure of segment assets is reported on the Statement of Financial Condition as total assets. Segment financial information is identical to that presented in the accompanying financial statement.

NOTE 9 – SUBSEQUENT EVENTS:

The Company has evaluated events subsequent to the Statement of Financial Condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Supplementary Information

SUPPLEMENTARY INFORMATION
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
SECURITIES EXCHANGE ACT OF 1934
FOR THE YEAR ENDED MARCH 31, 2026

COMPUTATION OF NET CAPITAL

TOTAL MEMBER'S CAPITAL QUALIFIED FOR NET CAPITAL	$	20,832
DEDUCTIONS AND/OR CHARGES:		
Non-allowable assets		
Other assets		5,685
TOTAL NONALLOWABLE ASSETS		5,685
NET CAPITAL	$	15,147

COMPUTATION OF AGGREGATE INDEBTEDNESS

AGGREGATE INDEBTEDNESS:		
Accounts payable and accrued expenses	$	543
TOTAL AGGREGATE INDEBTEDNESS	$	543

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

COMPUTED MINIMUM NET CAPITAL REQUIRED (THE GREATER OF	$	36
$5,000 OR 6 2/3 OF AGGREGATE INDEBTEDNESS)	$	5,000
EXCESS OF NET CAPITAL	$	10,147
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.0358

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5
There are no material differences between the computation of net capital presented above and the computation of net capital in the Company's most recently filed unaudited Form X-17A-5, Part II-A filing as of March 31, 2026.

See accompanying report of independent registered public accounting firm.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Oldfield Capital Group LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Oldfield Capital Group LLC (the "Company") did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to private placement of securities, mergers and acquisitions advisory services. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

MBP GLOBAL LLP

MBP Global LLP
New York, NY
May 19, 2026

NEW YORK • LOS ANGELES

NEW YORK OFFICE Seven Penn Plaza, Suite 830, New York, New York 10001   TEL 212.279.7900 FAX 212.279.7901   mbpgloballlc.com
Affiliate of Marcum Asia CPAs LLP | Members of AICPA, NYSSCPA and CalCPA | PCAOB Registered

EXEMPTION REPORT
FOR THE YEAR ENDED MARCH 31, 2026

Oldfield Capital Group, LLC (the "Company") is a registered broker-dealer subject to rule 17a-5 promulgated by the Securities Exchange Act of 1934 (17 C.F.R 240. 17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company asserts the following:

(1)The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and

(2)The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to :(1) private placement of securities, and (2) mergers and acquisitions advisory services and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, Hisham Sobhy , swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: *HISHAM SOBHY*
Title: CEO
Date: 05/19/2026

See review report of independent registered public accounting firm